Eyegate Pharmaceuticals, Inc. Providing innovative products that enhance drug efficacy and patient compliance to improve vision Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333 - 204780

1 Forward Looking Statements Some of the matters discussed in this presentation contain forward - looking statements that involve significant risks and uncertainties, including statements relating to the prospects for the Company’s lead product EGP - 437, for the timing and outcome of the Company’s clinical trials, the potential approval to market EGP - 437, and the Company’s capital needs. Actual events could differ materially from those projected in this presentation and the Company cautions investors not to rely on the forward - looking statements contained in, or made in connection with, the presentation. Among other things, the Company’s clinical trials may be delayed or may eventually be unsuccessful. The Company may consume more cash than it currently anticipates and faster than projected. Competitive products may reduce or eliminate the commercial opportunities of the Company’s product candidates. If the FDA or foreign regulatory agencies determine that the Company’s product candidates do not meet safety or efficacy endpoints in clinical evaluations, they will not receive regulatory approval and the Company will not be able to market them. Operating expense and cash flow projections involve a high degree of uncertainty, including variances in future spending rate due to changes in corporate priorities, the timing and outcomes of clinical trials, regulatory and developments and the impact on expenditures and available capital from licensing and strategic collaboration opportunities. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to significantly alter, delay, scale back or discontinue operations. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of the Company’s Registration Statement on Form S - 1, (Registration No. 333 - 204780), as amended to date. The Company undertakes no duty or obligation to update any forward - looking statements contained in this presentation as a result of new information, future events or changes in the Company’s expectations, except as required by applicable law.

2 Free Writing Prospectus Statement ▪ This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all of the information that you should consider before investing in our company. ▪ We have filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (SEC) for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents, including the preliminary prospectus dated July 15, 2015, for free by visiting EDGAR on the SEC website at http://sec.gov . The preliminary prospectus, dated July 15, 2015, is available on the SEC website at https://www.sec.gov/Archives/edgar/data/1372514/000114420415042717/v415204_s1a.htm . ▪ Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY 10019, telephone 212 - 813 - 1010, email: prospectus@aegiscap.com

3 Follow - on Offering Summary Eyegate Pharmaceuticals, Inc. NASDAQ Capital Market* / EYEG 869,566 shares (100% primary) 15% or 130,434 shares (100% primary) Continue clinical development of lead program, including Phase 3 non - infectious anterior uveitis trial, endothelial cell count clinical safety trial and conduct proof - of - concept macular edema trial. Working capital and other general purposes. Aegis Capital Corp. and Chardan Capital Markets, LLC Issuer Exchange / Ticker Offering Size Over - Allotment Use of Proceeds Joint Book - Running Managers * We are applying to list our common stock on The NASDAQ Capital Market, however there are no assurances can be given that our shares of common stock will be approved for listing on The NASDAQ Capital Market

4 Management Team ▪ Stephen From, President & CEO ▪ With EyeGate since October 2005 ▪ Former CFO, Centelion SAS (Aventis subsidiary) ▪ Healthcare investment Banker ▪ Qualified Chartered Accountant (PwC) ▪ Michael Manzo, VP Engineering ▪ With EyeGate since October 2006 ▪ Over 30 years of experience in product development and manufacturing in the medical device industry ▪ Former President and COO, Jenline Industries (now part of Helix Medical) ▪ Senior Marketing Engineer, ONUX Medical ▪ Lisa Brandano, Director, Clinical Operations ▪ Former Assistant Managing Director of the Boston office and Director, Clinical Trial Operations, CATO Research ▪ Beth Israel Deaconess Medical Center, Boston ▪ Michael Patane Ph.D., CSO (Consultant) ▪ Exec. Director, Global Discovery Chemistry, Novartis, responsible for infectious diseases and ophthalmology ▪ Director, Medicinal Discovery, Millennium Pharma ▪ Michael Raizman M.D., CMO (Consultant) ▪ Specialist in Laser Vision Correction and Treatment of the Cornea, Ophthalmic Consultants of Boston ▪ Associate Professor of Ophthalmology, Tufts University

5 Selected Board Members ▪ Paul Chaney (Chairman) ▪ President and CEO of PanOptica , Inc. ▪ 25 years experience in pharmaceutical industry including several VP positions at Pharmacia ▪ Morton Goldberg M.D.* ▪ Joseph E. Green Professor of Ophthalmology at the Wilmer Eye Institute, Johns Hopkins University School of Medicine ▪ Former Director and William Holland Wilmer Professor of Ophthalmology, Wilmer Eye Institute ▪ Praveen Tyle PhD. ▪ President and CEO of Osmotica Pharma . ▪ SVP and Global Head Business Development & Licensing for Novartis Consumer Health OTC ▪ Former VP of R&D and Chief Scientific Officer for Bausch & Lomb Board of Directors with Ophthalmic Experience and Medical Advisors Selected Medical Advisors ▪ Victor Perez M.D . ▪ Director of the Ocular Surface Center and the Walter G. Ross Distinguished Chair in Ophthalmic Research Programs at the Bascom Palmer Eye Institute ▪ Professor of Ophthalmology, Microbiology and Immunology, University of Miami Miller School of Medicine ▪ John Sheppard M.D. ▪ President, Virginia Eye Consultants: Research , Education & Clinical Excellence ▪ Professor of Ophthalmology, Microbiology & Molecular Biology , Ophthalmology Residency Research Director, Clinical Director, Thomas R. Lee Center for Ocular Pharmacology, Eastern Virginia Medical School ▪ Stephen Foster M.D. ▪ Founder and Director of the Massachusetts Eye Research and Surgery Institute (MERSI) ▪ Author of over 500 published books and papers and has won numerous awards including The International Ocular Inflammation Society Award and The American Academy of Ophthalmology Senior Honor Award * Participation by Board Member does not constitute or imply endorsement by the Johns Hopkins University or the Johns Hopkins Ho spital and Health System

6 Update Since OTCQB Listing ▪ Licensing Agreement with Valeant Pharmaceuticals ▪ Exclusive , worldwide commercial and manufacturing rights for uveitis ▪ Upfront cash payment, milestone payments and royalties ▪ Valeant responsible for 100% of costs outside U.S. ▪ Positive Guidance from FDA ▪ We believe, positive data from upcoming Phase 3 trial will be sufficient to support NDA filing ▪ We believe, design of the upcoming Phase 3 trial is acceptable ▪ Macular Edema Trial Initiated ▪ First clinical trial evaluating EyeGate® II delivery system in posterior of e ye ▪ Alternative Platform Collaboration Initiated ▪ At - home non - invasive treatment for chronic diseases like macular degeneration

7 Company Overview Ophthalmology: Drug Delivery Platform ▪ Drug: EGP - 437, a corticosteroid, developed for anterior uveitis ▪ 505(b)(2) NDA filing scheduled for Q2 2017 ▪ Being evaluated for back - of - eye disease, macular edema ▪ Platform: EyeGate II® Delivery System ▪ Proprietary, non - invasive delivery platform; >1,700 treatments performed to - date ▪ System approved through a 510(k) filing at time of drug NDA submission ▪ Easy to use; can be done by ophthalmologist or optometrist in <5 minutes ▪ Delivers small and large molecules to anterior or posterior of eye ▪ Significant patient and clinician advantages over drops or ocular injections ▪ Safer, lower - risk alternative to intravitreal injection

8 Investment Highlights ▪ Phase 3 program with clear path to commercialization ▪ First Phase 3 trial completed ▪ Potent drug with proven safety profile when delivered by our system ▪ Mitigates corticosteroid side - effect, elevated IOP ▪ Eliminates non - compliance issue ▪ Medical Benefit NOT Formulary ▪ In - office procedure reimbursed through J - code ▪ Pharmacist can’t replace with cheaper generic ▪ No competition, unlike crowded formulary field ▪ M.D.’s/O.D.’s Incentivized ▪ CPT code reimbursement: Ophthalmologists (M.D.’s) AND optometrists (O.D.’s) get paid to do this simple treatment ▪ Optometrists can perform this treatment and get paid to do it. OD’s currently unable to treat back - of - the - eye

9 Unique Ophthalmic Delivery Platform

Ophthalmic Delivery Challenges Anterior Segment of the Eye Posterior Segment of the Eye ▪ Primary mode of delivery is eye drops ▪ Problem: protective layer and biological functions limit penetration of drug into tissues ▪ Frequent instillations required: up to 16 per day ▪ Extremely heavy burden on patient resulting in non - compliance ▪ Can result in sight - threatening complications ▪ Primary mode of delivery is via intravitreal injection ▪ Safety concerns with potential for collateral damage ▪ Injections as frequent as monthly ▪ Must be completed by experienced ophthalmologist ▪ Excessive travel and companion required results in non - compliance ▪ Can result in sight - threatening complications 10

11 Edelhauser et al IOVS 2010 EyeGate has the only Non - Invasive Solution EyeGate® II Applicator

EyeGate Platform: A Non-Invasive Method

of Propelling Charged Active Compounds Into Ocular Tissues

Iontophoresis

- Small electrical current (constant); Current has same charge as active substance (drug)
- Electrode creates repulsive electromotive forces (electrorepulsion)
- Drug migrates toward return electrode
- Drug delivered in high local concentration with minimized systemic absorption
- Drug mobility is a function of molecular weight, solubility, and charge
- Single system can deliver multiple drugs to treat multiple indications
- Iontophoretic dose (mA-min) = Current (mA) x Application time (minutes)
- Software-regulated current and duration ensures proper dosing of compatible compounds



Drug
Product
++ ++
Eye
Forehead
Current Pathway



EyeGate Applicator

12

13 EyeGate ® II Delivery system No more self - administered drops ▪ New revenue stream for physicians (CPT Code) ▪ Can be performed by variety of ophthalmic / optometry staff ▪ Quick; Average treatment time <5 minutes, with no waiting ▪ Less travel for patient and companion not required to accompany patient ▪ Improve patient compliance, main cause of treatment failure ▪ “ Fear factor” of ocular injection is eliminated No more injections Intravitreal Injections Self - administered Eye Drops EyeGate® II Delivery System Substantial Benefits for Clinicians and Patients

14 Clinical Pipeline and Use of Proceeds Use of Proceeds ▪ Confirmatory Phase 3 anterior uveitis trial: $8 million ▪ First patient in by year - end 2015 and top - line data Q1 2017 ▪ Endothelial cell count safety trial: $2.4 million ▪ Remainder for working capital and other general corporate purposes, including research Program Indication Current Status Planned Trials EGP - 437 Anterior Uveitis • Phase 1 - 2 dose ranging trial completed • First Phase 3 pivotal trial completed • Initiate and complete confirmatory Phase 3 pivotal trial • Top - line data: Q1 2017 Macular Edema • Initiated • Complete Phase 1b/2a proof - of - concept trial for macular edema • Top - line data: Q4 2015

15 EGP - 437 Anti - Inflammatory

16 EGP - 437: A Potent A nti - inflammatory A gent (corticosteroid - dexamethasone phosphate) Uveitis Overview ▪ Inflammation of the uvea tract ▪ E stimated 17.6% experience transient or permanent loss of vision annually. ▪ Responsible for more than 2.8% of blindness in the U.S. ▪ Non - infectious anterior uveitis is inflammation of the anterior portion of the uvea and is the most common form of uveitis ▪ Incidence in U.S . ranges from approximately 26.6 − 102 per 100,000 adults annually ▪ Chronic or recurrent, anterior uveitis and non - compliance of treatment may lead to complications such as posterior subcapsular cataract, glaucoma and macular edema Non - compliance leads to sight - threatening complications

S tandard of care is patient administered corticosteroid eye drops • Topicals suffer from a number of drawbacks including low ocular bioavailability, rapid clearance and steroid - related side effects, including elevated intraocular pressure (IOP) EGP - 437: A Highly Differentiated Product Dramatically Reduces Patient Burden from 154 to 3 Treatments 17

Importance of Treatment Regimen Clinical Case 18 Anterior Uveitis Episode 1994 OD 20/20 OS 20/80 “ low grade chronic inflammation Same Patient 10 Years Later (2004): Poor Anti - Inflammatory Therapeutics OD 20/ 400 Legally Blind OS No Light Perception “Blind

Initial Phase 3 Non - Inferiority A nterior U veitis Trial Severity and Primary Endpoint 19 Severity of Uveitis: SUN Working Group ▪ Confirmation and severity of disease is determined by the number of white blood cells in the anterior chamber of the eye (Slit - lamp is used) ▪ The Standardization of Uveitis Nomenclature (SUN) working group of 2004 agreed that inactive disease (cell count of zero) is the goal of therapy ▪ The SUN group created a grading scheme for determining degree of inflammation ▪ Subjects required minimum 11 cells to be randomized to our study ▪ Primary End Point (PEP): Total cell clearing at Day 14 Grade Cells 0 < 1 0.5 1 to 5 1.0 6 to 15 2.0 16 to 25 3.0 26 to 50 4.0 > 50 Non - Infectious Anterior Segment Uveitis (>11 cells) non - inferiority Phase 3Trial

▪ Successfully demonstrated same response rate when comparing EGP - 437 to standard of care ( prednisolone acetate 1%) in Phase 3 trial of 193 patients with anterior uveitis ▪ Lower incidence of increased intraocular pressure (IOP ) with EGP - 437 treatment Initial Phase 3 Non - Inferiority Anterior Uveitis Trial Trial Design and High - Level Results 20 Trial Design ▪ 35 sites enrolled subjects: all in the U.S. ▪ 193 Subjects were randomized 1:1 to 2 arms • 2 EGP - 437 iontophoresis treatments + placebo eye drops (N = 96) • 2 placebo iontophoresis treatments + Pred Acet eye drops (N = 97 ) Visit 1 Day 0 Visit 2 Day 7 Visit 3 Day 14 Visit 4 Day 28 Visit 5 Day 56 154 Pred Acet eye drop installations 154 Placebo eye drop installations vv follow - up period follow - up period 1 st Treatment Iontophoresis w/ EGP - 437 or w/Placebo Primary endpoint proportion of patients w/ ACC count = 0 2 nd Treatment High - Level Results

Similar Outcome to Standard - of - Care 21 Percent of subjects* that achieved primary endpoint *ITT = Intent to Treat 43.2% 25.0% 41.4% 20.5% 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% SUN 1 & 2: 11 to 25 cells SUN 2 & 3: > 26 cells Percent that Achieved PEP Ratio that Achieved PEP per Arm (ITT Population) EGP PA

22 Safety: Intraocular Pressure ▪ Each subject had four IOP measurements (Day 7, 14, 28, and 56) compared to baseline (Day 0 ) ▪ Significantly less subjects with incidents in the EGP - 437 arm ▪ 2.4X the number of incidents in the standard - of - care control arm

▪ FDA provided guidance and we believe that if the planned Phase 3 trial meets non - inferiority criteria, data from this trial along with data from the previously completed Phase 3 trial this will be sufficient to support a New Drug Application (“NDA”) filing. ▪ FDA also communicated and we believe that the design of the planned Phase 3 is acceptable ▪ Prospective , multi - center, randomized, double - masked, parallel - arm, positive control non - inferiority study ▪ Modification: Three (3) treatments of EGP - 437 prior to Day 14 primary endpoint (PEP) ▪ N: 250 subjects (90% powering for non - inferiority PEP with whole population) ▪ Randomization stratified by baseline severity of condition , SUN scale ▪ Primary endpoint is non - inferiority for whole population 23 FDA Meeting and Modified Phase 3 Trial * PEP = Primary Endpoint Modified design provides stronger powering for non - inferiority PEP*

▪ An abnormal thickening of the macula associated with the accumulation of excess fluid in the extracellular space of the neurosensory retina ▪ Considered the leading cause of central vision loss in the developed world ▪ Open - label , multi - center, Phase 1b / 2a clinical trial ▪ Up to 20 patients (one eye) with macular edema associated with Retinal Vein Occlusion, Diabetic Retinopathy or Post - Surgical (Cystoid) macular edema ▪ 3 treatments at 14.0 mA - min (3.5 mA) on Day 0, Day 4, and Day 9 ▪ Primary outcome measure will be an anatomic improvement measured as reduction in mean CST as evaluated by SD - OCT on Day 4, Day 9, Day 14 ▪ Control: Ozurdex ® administered to subjects with no improvement at Day 14 and re - evaluated at Day 21 ▪ Patients being enrolled, expect data by year - end 24 Macular Edema Trial Design

25 ▪ Licensing Agreement with Valeant Pharmaceuticals ( NYSE/TSX : VRX) ▪ Exclusive license to manufacture, sell, distribute and commercialize throughout the world for use in the field of uveitis ▪ Exclusive license to develop the product in the field of uveitis outside of the U . S . ▪ Upfront cash payment : $ 1 . 0 million ▪ M ilestone payments : $ 32 . 5 million ▪ Royalties based on net sales : high single digits ▪ EyeGate responsible for completing development of anterior uveitis project in the U . S . ▪ Valeant responsible for any development costs outside the U . S . ▪ Joint steering committee to be established by the parties to coordinate certain activities ▪ Valeant has right of last refusal for the p roduct in the throughout the world outside the field of uveitis ▪ EyeGate will continue to develop for indications outside the field of uveitis EGP - 437 Commercial Strategy

26 ▪ Includes device and drug ▪ Combining drug vial and device disposables together: • Ensures use of approved drug with applicator • Provides simplification of inventory and invoicing ▪ Shelf - life established at 24 months (drug and applicator) ▪ CPT Code: In addition to office reimbursement, clinic receives reimbursement for performing treatment ▪ J - code: The kit (drug + disposables) will be billed under a J - code Payment that would be based on ASP ( price we establish) + x% for the kit. EyeGate sells kit to clinic Reimbursement Reimbursement: In - office treatment involves multiple code sets. Single - Use Kit

27 Protection from 2018 through 2029* Strong Patent P ortfolio Ten families (72 patents granted) ▪ Eight belong to the “ever growing” delivery system patent portfolio • 13 U.S. and 58 foreign patents granted • 3 U.S. and 16 foreign pending applications ▪ Two relate to drug compositions and treatments utilizing delivery system: • 1 foreign patent granted • 3 U.S. and 6 foreign applications * Granted patent protection until 2024, applications if granted extend this to 2029

28 ▪ Foam reservoir for drug ▪ Circular design ▪ Therapeutic supplied in separate vial ▪ Transfer system required to fill applicator EyeGate ® II Next Generation ▪ Pre - filled with therapeutic ▪ Eliminates need for transfer system ▪ Smaller package design ▪ Oval ocular interface facilitates placement Current Eyegate ® II profile Evolution of a Platform: Applicator New IP generated for device and therapeutic – extending market exclusivity period

29 ▪ Current generator in clinical use EyeGate ® II ▪ Easy to program ▪ Allows for custom menus ▪ Ability to upgrade interface via firmware Timelines allow for next generation re - usable and/or disposable generator to be available for commercial launch Re - Usable Generator Disposable Generator ▪ Dose and current pre - programmed during manufacturing ▪ No serviceable parts ▪ Option to customize program with interface and mobile app Touchscreen Version Generator integrated with return electrode generator Evolution of a Platform: Generator

OPHTHALMOLOGY COMPANIES 14 - Jul - 15 Company Ticker Focus Stage of Lead Product Share Price Valuation (Millions) Avalanche Biotechnologies, Inc. AAVL Gene Therapy Phase 1/2 $16.55 $422 Ocular Therapeutix, Inc. OCUL Drug Delivery Commercial $21.11 $522 Applied Genetic Technologies AGTC Gene Therapy Phase 2 $17.55 $289 Alimera Sciences, Inc. ALIM Drug Delivery Commercial $4.66 $207 QLT Inc. QLTI Small Molecule Phase 2 $4.29 $220 Psivida Corp. PSDV Drug Delivery Phase 3 $4.33 $127 Eleven Biotherapeutics, Inc. EBIO Protein Phase 2 $2.71 $53 Aerie Pharmaceuticals, Inc. AERI Glaucoma Phase 3 $18.52 $471 Ophthotech Corporation OPHT Macular Degeneration Phase 3 $56.32 $1,930 AVERAGE $471 Eyegate Pharmaceuticals, Inc.* EYEG Drug Delivery Phase 3 $15.00 $96 High $1,930 Low $53 30 Ophthalmology Companies 4.9 X EYEG Valuation

31 Pre - Offering Capitalization Structure Capitalization Shares Outstanding % Outstanding Common Stock 6,404,354 75.3% Stock Options* 1,467,824 17.2% Warrants 637,980 7.5% Fully - Diluted Shares Outstanding 8,510,156 100.0% * Includes all options outstanding under our 2005 and 2014 Equity Incentive Plans and available for future issuance under our 2014 Equity Incentive Plan.

32 Investment Highlights ▪ Phase 3 program with clear path to commercialization ▪ First Phase 3 trial completed ▪ Potent drug with proven safety profile when delivered by our system ▪ Mitigates corticosteroid side - effect, elevated IOP ▪ Eliminates non - compliance issue ▪ Medical Benefit NOT Formulary ▪ In - office procedure reimbursed through J - code ▪ Pharmacist can’t replace with cheaper generic ▪ No competition, unlike crowded formulary field ▪ M.D.’s/O.D.’s Incentivized ▪ CPT code reimbursement: Ophthalmologists (M.D.’s) AND optometrists (O.D.’s) get paid to do this simple treatment ▪ Optometrists can perform this treatment and get paid to do it. OD’s currently unable to treat back - of - the - eye